

Business Plan (July 2017)

Revised Nov 2017

Business Plan

Table of Contents



Executive Summary

Full Circle Brewing Co. Ltd., LLC (FCB)

Founded in 2000, FCB owns and operates the longest running brewery in Central California. We create a variety of craft beers, produced in-house. Ingredients are sourced from a variety of national and regional hop and grain vendors.

FCB's unique business model combines one-of-a kind entertainment experiences and quality craft beer. This model provides a competitive advantage, as our revenue stream is enhanced by the draw of music enthusiasts and consumers seeking new and exciting entertainment activities.

As the State's fifth largest city with a population of 520 thousand[1], Fresno lags behind communities of similar size such as Sacramento (population 485 thousand[2]), which is home to 30 local breweries, nearly 80% more breweries per capita.


Colusa
Nevada City
Yuba City
Marysville
South
Auburn
LakeTahoe
Woodland
Placerville
Davis
Sacramento
Markleeville
Napa
Fairfield
Jackson
San Rafael
Martinez
Stockton
San Andreas
Oakland
Sonora
Bridgeport
NEVADA
Manteca
Modesto
Mariposa
San Jose
Turlock
Los Banos
Merced
Bishop
Santa Cruz
Madera
Salinas
Hollister
Clovis
Monterey
Fresno
Sanger
Independence
Carmel
Selma
Visalia
King City
Hanford
Tulare
Porterville
Delano
Atascadero
Wasco
San Luis Obispo
Bakersfield
Ridgecrest
Santa Maria
Lompoc
Lancaster
Barstow
Santa Barbara
Palmdale
Needles
Ventura
Simi Valley
Victorville
Oxnard
Los Angeles
San Bernardino
Riverside
Palm Springs
Santa Ana
Indio
Saratoga
Santa Cruz
0 10 20 mi
0 15 30 km
37°

With 450% growth in the first six months of 2017 over 2016 (under new ownership), and 2015 FCB is positioned, through its reputation, location, craft beer products and entertainment offerings, to capitalize on this void.

The California craft beer market is **$6.9 billion[3]**. Our goal is to grow production capacity from 500 barrels per year to 10,000 barrels per year, establish a regional distribution network in Central California (Bakersfield – Paso Robles – Stockton), and become a recognized leader in crafting new and tantalizing recipes.

We seek to raise up to $1,000,000 in capital to fuel our future.

[1] http://www.seecalifornia.com/california/population-top10-cities.html
[2] Ibid.
[3] https://www.brewersassociation.org/statistics/economic-impact-data/

Our History

FCB was founded by two local home brewers, Don Anderson and Bill McVoy (a certified beer judge), in 2000. Don and Bill collaborated to create a unique live entertainment and craft brew pub experience. By 2016, they decided to retire and sell the brewery to a team that could reenergize the brewery and keep up with the fast pace of the craft beer market.

As a long-time patron of FCB, craft beer connoisseur and home brewer, Arthur Moye decided to leave his career as a certified public accountant and business consultant, assemble an A-team of investors and employees to reinvigorate FCB into the growing, local success it is today.

Craft Beer Industry, Market Segments and Market Opportunity

Craft Beer Industry

An American craft brewer is small, independent and traditional as characterized below:

> *Small.* Annual production of 6 million barrels of beer or less (approximately 3 percent of U.S. annual sales).

> *Independent.* Less than 25 percent of the craft brewery is owned or controlled (or equivalent economic interest) by an alcohol industry member that is not itself a craft brewer.

> *Traditional.* A brewer that has a majority of its total beverage alcohol volume in beers whose flavor derives from traditional or innovative brewing ingredients and their fermentation. Flavored malt beverages (FMBs) are not considered beers.

There are unique attributes to this industry that sets it apart from its larger competitors and which attracts millions of devoted American craft beer consumers:

Craft brewers are small brewers.	Craft brewers tend to be very involved in their communities through philanthropy, product donations, volunteerism and sponsorship of events.
The hallmark of craft beer and craft brewers is innovation. Craft brewers interpret historic styles with unique twists and develop new styles that have no precedent.	Craft brewers have distinctive, individualistic approaches to connecting with their customers.
Craft beer is generally made with traditional ingredients like malted barley; interesting and sometimes non-traditional ingredients are often added for distinctiveness.	Craft brewers maintain integrity by what they brew and their general independence, free from a substantial interest by a non-craft brewer.
The majority of Americans live within 10 miles of a craft brewer.	

Craft Beer Industry Market Segments

There are four distinct craft beer industry market segments: *brewpubs, microbreweries, regional craft breweries* and contract brewing companies. FCB is categorized as a Microbrewery.

1. *Microbrewery.* A brewery that produces less than 15,000 barrels of beer per year with 75 percent or more of its beer sold off-site. Microbreweries sell to the public by one or more of the following methods: the traditional three-tier system (brewer to wholesaler to retailer to consumer); the two-tier system (brewer acting as wholesaler to retailer to consumer); and, directly to the consumer through carry-outs and/or on-site tap-room or restaurant sales.

2. *Brewpub.* A restaurant-brewery that sells 25 percent or more of its beer on site. The beer is brewed primarily for sale in the restaurant and bar. The beer is often dispensed directly from the brewery's storage tanks. Where allowed by law, brewpubs often sell beer "to go" and /or distribute to off-site accounts. Note: Breweries are re-categorizes a company as a microbrewery if its off-site (distributed) beer sales exceed 75 percent.

3. *Contract Brewing Company.* A business that hires another brewery to produce its beer. It can also be a brewery that hires another brewery to produce additional beer. The contract brewing company handles marketing, sales and distribution of its beer, while generally leaving the brewing and packaging to its producer-brewery (which, confusingly, is also sometimes referred to as a contract brewery).

4. *Regional Craft Brewery.* An independent regional brewery with a majority of volume in "traditional" or "innovative" beer(s).

   Regional Brewery. A brewery with an annual beer production of between 15,000 and 6,000,000 barrels.

   Large Brewery. A brewery with an annual beer production over 6,000,000 barrels.

$23.5 Billion Market Opportunity - U.S. Craft Beer Market

A trade association representing small and independent American craft brewers reported that the U.S. Craft Beer Market reached $23.5 billion[4] in 2016 representing 12.3% of all U.S. beer sales, a 10% growth over 2015. With over 5,300 breweries operating during the year, small and independent craft brewers produce one out of every ten beers sold in America.

Overall, the beer industry contributes more than $350 billion in economic output which is equal to nearly 1.9 percent of the U.S. Gross Domestic Product[5], generates more than 2.23 million jobs, providing $103.3

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[4] https://www.brewersassociation.org/statistics/national-beer-sales-production-data/

[5] http://www.prnewswire.com/news-releases/beer-institute-and-nbwa-announce-us-beer-industry-contributes-350-billion-to-economy-and-creates-223-million-jobs-300461781.html

billion in wages and benefits to American workers and families. That is more than twice the impact of the wine industry and slightly higher than the overall economic impact of the U.S. video gaming industry.

In 2016, craft brewers produced 24.6 million barrels, and saw a 6 percent rise in volume[3] on a comparable base and a 10 percent increase in retail dollar value. Retail dollar value was estimated at $23.5 billion, representing 21.9 percent market share. By adding 1.4 million barrels, craft brewer growth outpaced the 1.2 million barrels lost from the craft segment, based on purchases by large brewing companies.

Microbreweries and brewpubs delivered 90 percent of the craft brewer growth.



"Small and independent brewers are operating in a new brewing reality still filled with opportunity, but within a much more competitive landscape," said Bart Watson, chief economist, Brewers Association. "As the overall beer market remains static and the large global brewers lose volume, their strategy has been to focus on acquiring craft brewers. This has been a catalyst for slower growth for small and independent brewers and endangered consumer access to certain brands. Small and independent brewers were able to fill in the barrels lost to acquisitions and show steady growth but at a rate more reflective of today's industry dynamics. The average brewer is getting smaller and growth is more diffuse within the craft category, with producers at the tail helping to drive growth for the overall segment."

Additionally, in 2016 the number of operating breweries in the U.S. grew 16.6 percent, totaling 5,301 breweries, broken down as follows: 3,132 microbreweries, 1,916 brewpubs, 186 regional craft breweries and 67 large or otherwise non-craft brewers. Small and independent breweries account for 99 percent of the breweries in operation. Throughout the year, there were 826 new brewery openings and only 97 closings.

Craft Beer in the Fifty States

With a strong presence across the 50 states and the District of Columbia, craft breweries are a vibrant and flourishing economic force at the local, state and national level. As consumers continue to demand a wide range of high quality, full-flavored beers, small and independent craft brewers are meeting this growing demand with innovative offerings, creating high levels of economic value in the process with California leading the way[6].

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[6] https://www.brewersassociation.org/statistics/economic-impact-data/



Craft Beer Sales by State
(2014)

Rank	State	Output
1	California	$6.9 billion
2	Pennsylvania	$4.5 billion
3	Texas	$3.8 billion
4	New York	$2.9 billion
5	Colorado	$2.7 billion

California Craft Beer Market

As the birthplace of the American craft brewing movement, California is at the forefront of the industry's growth. Today, more than 750 craft breweries are in operation across the state, more than any state in the nation[7].

In 2015, craft breweries contributed $7.288 billion to the state's economy, up from $6.5 billion in 2014. The industry supports more than 51,000 jobs across the state and exports nearly one million barrels of beer out of California.

Consumer purchases of California's brewery products generated another $1.1 billion in tax revenue[8]. In 2014, according to the Brewers Association, California ranked 1st in the number of craft breweries and 15th per capita with 3.7 gallons per 21+ adult[9].

Craft Beer Forecast[10]

According to Research and Markets publication, analysts forecast the alcoholic beverages market in the U.S. to grow at a CAGR[11] of 3.51% by revenue, during the period 2016-2020.   Commenting on the report, an analyst from the team said: "The market for craft beer is on the rise. The craft beer market in the U.S. was valued at **$19.6 billion** in 2014 and is expected to reach **$45.4 billion** by 2019, growing at a CAGR of 18.3% during the forecast period."

Craft or locally brewed beers have a distinctive taste compared with regular beers and are sometimes made from different ingredients and flavors. These are brewed and served in bottles, cans, and kegs. Consumer preference for craft beer has grown and evolved in the US and is an important factor that has contributed to demand.

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[7] https://www.brewersassociation.org/statistics/by-state/

[8] *"The Economic Impact of the Beer Industry--2012 Data, California"*. *The Beer Institute. Retrieved 16 May 2014.*

[9] *Capita per Brewery"* *(PDF). Brewers Association. Retrieved 16 May 2014.*

[10] https://www.researchandmarkets.com/research/gq3xn7/alcoholic

[11] Compounded Annual Growth Rate

According to the report, a key market driver is the rising number of wineries, breweries, and distilleries around the U.S. younger consumers increasingly seek variety and exclusivity in alcoholic beverages. This is apparent in their demand for locally brewed beverages like craft beer and flavored alcoholic beverages.

Target Market and Customers

Target Market Snapshot (Fresno, CA)

Fresno is the fifth largest city in California with the population of 520,000[12] and the 34th-largest in the nation. Fresno is in the center of the San Joaquin Valley and is the largest city in the Central Valley.

Fresno has grown because of the affordability factor. While many other cities have seen job loss, Fresno has attracted high-tech and professional companies and jobs, making it a desirable place to relocate. Most recently Amazon announced its plans to build an 855,000 fulfilment center in Fresno, where they plan to create upwards of 1,500 jobs.[13]

Despite its size and growing population, Fresno lags behind other Californian cities in the number of craft breweries. In contrast, Sacramento, the city with the population of 485,199[14], boasts around 30+ local breweries. Clearly, there is an opportunity for a large microbrewery in the Fresno market.

Target Customers - Millennials

FCB's target customers are millennials between the ages of 21 and 36 as well as Gen Xers between 37 and 52 years of age. Currently, FCB's customer mix is: millennials ages 21-36 (65% of customer base), followed by Gen Xers ages 37-52 (25% of customer base) and baby boomers ages 53-71 (10% of customer base). This corresponds to Fresno's population, where the median age is 29.7 years.

Fresno County Age Demographics[15]

Total Population: 930,450

	Male	% of Total Population	Female	% of Total Population	Total	% of Total Population
21 years	7,295	0.8%	7,350	0.8%	14,645	1.6%
22 - 24 years	22,077	2.4%	21,396	2.3%	43,473	4.7%
25 - 29 years	34,672	3.7%	34,090	3.7%	68,762	7.4%
30 - 34 years	30,459	3.3%	30,304	3.3%	60,763	6.5%

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[12] http://www.seecalifornia.com/california/population-top10-cities.html

[13] http://www.fresnobee.com/news/local/article153979624.html

[14] Ibid.

[15] https://suburbanstats.org/population/california/how-many-people-live-in-fresno-county

35 - 39 years	27,835	3.0%	28,546	3.1%	56,381	6.1%
40 - 44 years	27,462	3.0%	27,857	3.0%	55,319	5.9%
45 - 49 years	28,181	3.0%	29,494	3.2%	57,675	6.2%
50 - 54 years	26,829	2.9%	27,985	3.0%	54,814	5.9%
55 - 59 years	23,114	2.5%	24,858	2.7%	47,972	5.2%
60 - 66 years	24,894	2.7%	20,318	2.2%	45,212	4.9%
Totals	**252,818**	**27.2%**	**252,198**	**27.1%**	**505,016**	**54.3%**

Household Income. Median household in Fresno is approximately 73% of the median income for the State of California. Similarly, Fresno boasts a cost of living that is low compared to other California cities.

Agriculture is the backbone of the Fresno area, employing nearly 20 percent of the workforce and providing more than $3.5 billion for the local economy. More jobs are tied into the agricultural industry than any other industry in the Fresno area; estimates are that one in three jobs in all are related to agriculture. A majority of America's produce is grown in California's Central Valley, and Fresno County is the number one agricultural county in the United States. A large food processing industry has developed around the agricultural activity; a number of canning, curing, drying, and freezing plants are located in the area.

More than 148,000 workers in Fresno County (approximately 44 percent of the workforce) have occupations where the average hourly wage was less than $15 per hour. That includes more than 23,000 farm, nursery, and food service. Average salaries are $11.61 per hour – a little lower than the statewide average of $12.23, a little more than the national average of $10.98[16].

	Median Income Statistics[17]		
	Fresno County, California	**State of California**	**% of State**
Median household income (in 2015 dollars), 2011-2015	$45,233	$61,818	73.17%
Per capital income in past 12 months (in 2015 dollars), 2011-2015	$20,408	$30,318	67.3%

About the Millennial Generation.

Millennials are known as the 'social generation'. Millennials are typically defined as those born in the early 1980s through the early 2000s. They're individuals who have grown up with the Internet, cell phones and digital cameras. Most are old enough to remember life before these changes, but many couldn't imagine life without them. Millennials strive for independence of ideas rather than time-tested ones.

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[16] http://www.fresnobee.com/news/local/article92046697.html#storylink=cpy
[17] https://www.census.gov/quickfacts/fact/table/fresnocountycalifornia/PST045216

FCB offers a variety of events to attract and retain Millennials, including: local, regional and national music, movie night, trivia, roller derby and more.

Why Millennials Love Craft Beer[18]

In beer commercials from 15 or 20 years ago, you'd see people playing beach volleyball with a cooler full of Coors or Bud Light nearby. The suggestion was that big name breweries give you something to drink while you do something else.

As the beer market changed, Millennials began focusing on flavor, character, and brewing process. Besides sitting together and watching football with a beer in hand, they also gather and talk about the beer they're drinking. But there are more factors for this shift.

Price. The costs of beer across the board has gone up. Your "cheap" beers aren't quite as cheap anymore. So, when you have the option to buy a six-pack of low flavor, mass-produced beer or to spend an extra dollar or two for a quality craft beer, many lean toward the crafts.

Identity. Millennials love to brand their own identity. Rather than go with the masses and say that Bud Light, Michelob or Coors is their beer of choice, they choose a smaller craft style that they feel better represents them.

Peer Pressure. Some of it simply boils down to the fact that "everyone else" is drinking craft beers, an idea that goes against the independence theory. But social media has a huge influence on what we like and do, and with apps such as Untappd and Pintley (which track your beer drinking and give recommendations on what else you should drink), young people have the option to brag about the beers they've consumed (that nobody else has).

Millennials Like Supporting Businesses[19]

Millennials like supporting businesses that have the power to make a difference in their life. As far as Millennials go, drinking fresh beer that's typically less expensive with more alcohol content than regular beer, gives them another reason to purchase craft beer. With an average market growth of 9.3 percent per year, it gives Millennials the confidence and positivity of these brands to sustain their loyalty.

The addition of craft beers taps into the Millennial's desire for adventure. Nearly two-thirds of Millennials consider themselves adventurous, according to "American Millennials: Deciphering the Enigma Generation," a research report by Barkley in conjunction with Boston Consulting Group and SMG. Trying new restaurants and pairing it with their favorite craft beer is exactly how these microbrewers stay in business.

All facts aside, Millennials love beer. Reasons why they're choosing craft beer over leading brands includes variety, taste and the experimentation with seasonal and local choices. Millennials know what they want, with craft beer, there's an option for every taste bud.

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[18] http://www.investopedia.com/articles/personal-finance/072215/

[19] http://www.millennialmarketing.com/2014/01/the-millennial-consumer-craves-craft-beer/


how millennials are changing everything: beer
Young beer drinkers are in revolt, abandoning traditional brands in favor of discovering new beers, unique flavors and seasonal varieties. Traditional advertising is falling flat and peer recommendations are king. Beer brands need to rethink their marketing strategy ASAP or go the way of many once iconic beer brands.
$1 BILLION
SPENT YEARLY ON BEER ADS
yet
LESS THAN 10% OF MILLENNIALS LEARN ABOUT BEER FROM ADS
BEER BRANDS SHOULD BE RETHINKING THEIR MARKETING SPEND
MILLENNIALS LIKE BEER, JUST NOT WHAT THEIR GRANDPARENTS DRINK
87% DRANK A BEER LAST WEEK
94% MONTHLY
try NEW beer
54% WEEKLY
WHAT ARE THEY DRINKING?
47% CRAFT BEERS
LIGHT BEER IS 2ND
SELF EXPRESSION HAS REPLACED AFFLIATION
why? MORE FLAVORS, LOCAL & SEASONAL OPTIONS
STORES, BARS & RESTAURANTS PAY ATTENTION
70% PREFER PLACES WITH A WIDE BEER SELECTION
LOVE RECOMMENDATIONS FROM FRIENDS, BARTENDERS AND WAITSTAFF
5X MORE LIKELY TO BE INFLUENCED BY word of mouth VS.TRADITIONAL BEER MARKETING
80% TELL FRIENDS ABOUT BEERS
WHERE DO THEY ENGAGE BEER BRANDS?
41% ENGAGED ONLINE
70% INTERESTED IN BEER BRANDS ON SOCIAL MEDIA
SOURCE: "MILLENNIALS SEEK ADVENTURE AND ENGAGEMENT FROM THEIR FAVE BEER BRANDS", SLINGSHOT LLC, 9/29/2012
VISUALIZATION BY ANTHONY P. MUÑOZ
TRENDGRAPHIC.TUMBLR.COM

Local Leads the Way[20]

When it comes to appeal, local is another trend that's creating quite a head of foam with beer drinkers. And to find out just how important local is, Nielsen conducted an English-language survey by Harris Poll in February 2015 to get right down to the hops and the rye of the matter.

The results show that while local is important across all alcohol drinking consumer groups (beer, wine and spirits), it's most important to beer fans. And when we look at different age groups of beer drinkers, local is most important to the youngest group of beer aficionados (those 21-34). In fact, 53% of beer drinkers in this demo say local is very or somewhat important. *If we look at just craft beer drinkers, the preference for local is even higher.*

[20] http://www.nielsen.com/us/en/insights/news/2015/tapped-in-craft-and-local-are-powerful-trends-in-the-beer-aisle.html

Competitive Landscape

As mentioned earlier, on a per capita basis, Fresno lags behind cities of similar population. This creates a unique opportunity for FCB. At this time, there are only a handful of competitors in our market:

Full Circle Brewing Co. Competition			
Type	Venue Name	Address	Commentary
Direct	Tioga-Sequoia Brewing Co.	745 Fulton St Fresno, CA 93721	Tioga-Sequoia Brewing Company was founded in 2007 and features outdoor seating only. It is located in downtown Fresno and maintains a high rating on review sites.
	House of Pendragon Brewing	1345 N Willow Ave Ste 192 Clovis, CA 93619	Established in 2012, House of Pendragon Brewing Company specializes in small batch artisan ales and lagers. It is opened all week, has a limited seating capacity, and maintains a high rating on review sites.
	Three Monkeys Brewing	455 S Pine St Ste 104 Madera, CA 93637	Established in 2009, Three Monkeys is a smaller local brewery with limited entertainment options and social media exposure.
	Riley's Brewing Company	28777 Avenue 15-1/2, Madera, CA 93638	Established in 2011. Lacks a fully independent customer facing presence and is primarily a production brewery.
Indirect	Strummer's	831 E Fern Ave Fresno, CA 93728	Named in honor of deceased punk rock visionary & front man of The Clash Joe Strummer, this new concert hall/restaurant/bar/club has an average rating on review sites and features a limited seating capacity.
	Fulton 55	875 Divisadero St Fresno, CA 93721	Nestled in Downtown Fresno's Cultural Arts District, Fulton 55 is a music venue and bar that offers quality entertainment options and has a an above average rating on review sites.

** Indirect competitors are music venues with full bars.

Competitive Advantage

FCB possess several competitive advantages over its craft brewery, event venue and beer manufacturing competition.

Craft Breweries
- **Established Brand** - Founded in 2000 FCB has a place in history as the longest running brewery in Fresno. Add this familiar name to a refreshed logo, modernized beer, and targeted entertainment, and you have the key elements to a fast growing brand.

- **Focused Brand** - Not only Great Beer. Great beer and entertainment focused on providing people with a brand that represents the very present feeling that they experience when they are truly being entertained.

- **TapRoom Atmosphere -** Everyone has a place at FCB, known for its ability to draw a notably diverse crowed into its taproom.

- **First mover** - FCB is not first-to-market in a traditional sense. We are the first brand in the market to focus on the modern craft beer drinker, Millennials, and a community that is starved of entertainment.

- **Events** - Our events are unmatched in the Central Valley. From music events featuring Puddle of Mudd to Rugged Man, and live entertainment featuring everything from Roller Derby to Sword swallowing. FCB's entertainment variety has something for everyone.

- **Packaging Variety & Speed to Market:** You not only find FCB beer on tap accounts throughout our target markets, but now in cans. Owning their own canning line allows them to quickly run large batches of our signature beers as well as bring experimental and seasonal beers to the market on demand.

- **Experienced people** - FCB has focused its initial effort on developing a team that is not only passionate about brewing beer but brings solid professional experience to the table. FCB is also focused on recruiting the right people in the right positions (see Management and Investor section below): Event Promoter, Commercial Brewer, Sales, Business, Media Relations.

- **Process** - All breweries initially invest in equipment; FCB is investing in process as well. Implementing cutting edge inventory, sales, accounting, and social media applications, as well as documenting our procedures so they can be quickly replicated in a scaling environment.

> *"I have never been there before and really enjoyed the atmosphere! Cool building and great customer service from the security officer at the front door to the employees at the bar. Good cold beer! Had a great time will definitely go back!"*
> *~customer*

Event Venues

- **Venue capacity** - Few venues in our geography have our occupancy capacity. FCB is large enough to have notable acts, small enough to house local talent.

- **Experienced event booking team** - FCB attracts recognized talent, which drives up the volume of consumers to the tasting room, and translates into significant onsite craft beer sales.

- **Higher margins** - We produce our own alcohol which allows for significantly higher margins than other venues.

- **Ongoing operations** - FCB operates year round beer-serving regardless of event scheduling. Therefore our revenues are not tied to an entertainment and talent schedule.

- **Outside branding** - Our quality beer and brand are in bars, restaurants and liquor stores throughout the central valley. This indirectly promotes the venue.

Beer Manufacturers

- **On-site Tasting Room** – Our tasting room provides us an opportunity to market test new products before going into mass production. Pure manufacturing facilities do not have this focus group opportunity and operate on a trial and error approach.

- **Cans –** This new container option is rapidly growing in comparison to bottles. Having our own canning machine enabling FCB to quickly bring specialty and seasonal beers to the market in a format that people are craving.

Intellectual Property/Trademarks

FCB currently holds a trademark for one of its beer products, HighSpeed Red Rail Ale, which was granted on May 6, 2017. The company intends to file additional trademark applications for other beer names as well as the company's name.

Company Strategy

Pricing Strategy

Wholesale Pricing

FCB aims to provide quality and unique craft beers with pricing consistent with the current market conditions. This pricing is contingent primarily on the wholesale market and what they can reasonably charge for the format they are ultimately going to sell in, pints, cans, pitchers, and etc. FCB determines this by performing field market studies, analysis of third party distributor pricing, and review of posted pricing from comparable craft breweries. Beer is then categorized into Base, Premium, or Special release. Cluster Fuggle Cream ale is our base beer. Premiums are assigned based on the category.

Direct-to-Consumer (DTC) Pricing

FCB offers competitive beverage pricing. At the time of writing, beer is priced at $5-$7 per pint, $12-$15 per growler (64 oz.) refill, and $65-$100 per sixtel, which is on par with our competition.

Venue Rental Pricing

The venue is currently rented out for $100/hr, which is comparable to other venues in the area.

Event Pricing

Cover fees for events vary from "free-of-charge" to $40 - depending on the event specifics and entertainment offered.   FCB currently contracts a third-party event management company to source, manage, collect ticket sales and pay the talent. This enables FCB to concentrate on ensuring its customers are well served while exporting event success risk and talent risk to the vendor.

Current Products and Services.

The company currently produces variety of beers nine recent staples are listed below.. The most popular is our Juicy NE IPA followed by Cluster Fuggle Cream Ale.

We are constantly in a state of creativity, releasing and testing new recipes every two months.

"Every new beer that comes out is on point. Excited to see what they come out with next!"
~ Customer

Craft Beer Name	Description
Cluster Fuggle Cream Ale	2-row and Pilsner malts, flaked rice and corn. Very light, crisp malt body. Floral, slightly spicy hop aromas and flavors. An initial sweetness is balanced with a dry finish for deliciously drinkable ale.
High Speed Rail Red Ale	Featuring RedX, Munich, Crystal, and Chocolate malts, this red has a caramel malty sweetness and medium body. Warrior, Chinook, Centennial and Simcoe hops bring some piney, citrusy hoppiness to the party.
Juicy NE IPA	An irresponsible amount of Mosaic, Citra, El Dorado, Amarillo and Centennial hops, along with Vermont ale yeast, makes for a stupendously aromatic, opaque and flavorful New England-inspired IPA. Enjoy notes of fruit and bright citrus with a smooth, drinkable bitterness, and a dry finish that keeps you coming back for more.
American Porter	Roasty flavors and aromas akin to chocolate and coffee with a touch of ashy black patent malt. Warrior, Fuggle, and Northern Brewer hops are added for balance in this malt-forward dark beer.
Killwood IPA	A West Coast style IPA brewed with Warrior, Chinook and Centennial hops and dry hopped with Simcoe, Amarillo and Mosaic for strong citrus and pine aromas and flavors. Features a clean malt bill and smooth bitterness.
Kentucky Common	A uniquely American Pre-Prohibition style featuring a light body from the addition of flaked corn and interesting caramel and slightly roasty malt notes. Seasonal, slightly dark yet drinkable historical ale.
Pub Ale	English Maris Otter malt provides the deliciously nutty, biscuity malt backbone the Strong Bitter style is known for. Some caramel malts and a touch of Black malt lend subtle malty notes which are balanced by earthy English Fuggle hops.
Sommerland Pre-Prohibition Lager	Before it was Chinatown, our surrounding neighborhood was Germantown, populated by Volga German immigrants who know the Central Valley as "Sommerland". This beer is brewed in the style that German immigrants made in America using American malts, flaked corn, and American Cluster hops. It's cold-fermented with German Lager yeast for a crisp, light body and clean lager character with more grainy malt and floral/earthy hop flavors.
Saison TH Dryhopped Saison	Pilsner, white wheat and Munich malts for the light malt base on which the French Saison yeast can shine, bringing fruity esters, spicy/rustic notes, light body and dry finish characteristics to the style.

Focus Groups/Product Testing.

Part of our new product strategy is to brew small batches (7 barrels ~1,700 pints) and market test it in the tasting room and at events. This enables FCB to determine which craft brews will be successful in the market and which will not. This process is efficient and best leverages the company's resources.

New beer additions are announced to patrons via social media. Consumers are requested to rate the product on a scale of 1 to 5 using Untappd, a free app for iOS, Android and Windows mobile devices, that allows consumers to socially share the brew they are currently enjoying, as well as where they are enjoying it.

This process lasts between 2 weeks and 2 months. Once the barrels are gone and the ratings reviewed, FCB decides whether to add the new recipe to the list of branded products or shelve it.

Product Size.
FCB craft beer is available for purchase on tap, cans or in kegs.

Sales, Marketing and Branding Strategy

FCB has a multi-faceted sales and marketing strategy. Elements we focus on are: packaging, distribution, tasting room, social media, print advertising, community outreach, local media, musician relations and leveraging the social capital of Super Fans.

Craft Beer Packaging Trends: Cans and Bottles[21]
FCB is the only brewery within a 40 mile radius to own a canning machine. This enables us to market our product to a wider-array of consumers, as packaging is an area where the highest percentage (55%) of craft drinkers said there was "not enough container" variety for craft beer, according the Nielsen Craft Insights Panel (CIP). This also allows FCB to bring products to the market faster than our competition, as competitors primarily rely on third party canning/bottling companies which requires larger batch runs and scheduling conflicts.

Bottles continue to be the dominant package chosen by craft brewers, but that dominance has continued to ebb. The below graph shows bottles versus cans in absolute volume and as a percentage of craft (scan) volume from 2011 to late in 2016 (Source: IRI Group MULO+C, Total U.S.). Bottles still clearly outsell cans, but the can percentage has continued to rise. *Note that the percentage rise isn't because of a decline in bottle sales (which have continued to climb), but simply because the increase in can sales has been faster than the increase in bottle sales.*

---

[21] https://www.brewersassociation.org/insights/cans-bottles-craft-beer-packaging-trends/



Craft Cans as % of Scan Volume

Brewery Size (CEs)	2013	2016
<1,000	15.8%	39.5%
1,000 to 9,999	20.6%	40.1%
10,000 to 99,999	18.2%	42.3%
100,000 to 999,999	4.3%	24.7%

From a consumer perspective, this may be partially due to the closing gap in the perception of bottles and cans. It is smaller craft brewers who have shifted much more heavily into cans than larger craft brewers. Many of these brewers likely started out by installing a canning line versus a bottling line, whereas larger craft brewers started in an era when that would have been practically unheard of.

Note that the 17% of scan volume in cans translates to roughly 7% of overall craft volume, as 30% of craft volume is non-packaged (draught). It is interesting to note that the distribution has slowly shifted every year, suggesting that these trends are occurring basically everywhere, albeit at different rates.

While both cans and bottles have increased in volume, cans have taken share in the past few years as they have grown faster than bottles.

Smaller brewers are moving more forcefully into cans, as beer lovers continue to want more diversity in packaging. That final point—desire for more package diversity—suggests opportunities for both package types, particularly as craft brands continue to build in volume and velocity.

Tasting Room

FCB is among the few craft breweries in the area to offer a tasting room. This is significant because research shows that tasting rooms help breweries grow their brand and distribution. In an article entitled "Do Tasting Rooms Support Market Growth" dated April 17, 2017, statistics show that in 2016, 9.4% of sales from small and independent brewers occurred at the brewery—up from 7% in 2015. That increasing percentage indicates there is growing evidence that the halo effect of tasting rooms helps brand building in the marketplace[22].

---

[22] https://www.brewersassociation.org/insights/do-tasting-rooms-support-market-growth/

Microbrewery with Tasting Rooms - Growth in 2016[23]
FCB's tasting room/event venue attracts customers not only from the city of Fresno but also from Tulare and Fresno Counties.

Microwbreweries with Tasting Rooms				
Barrels				
Size (2015)	2015 Avg	2016 Avg	Change	Growth%
5,000 - 14,999	8,278	9,237	959	11.6%
1,500 - 4,999	2,889	3,862	973	33.7%

No Tasting Room / Don't Know				
Barrels				
Size (2015)	2015 Avg	2016 Avg	Change	Growth%
5,000 - 14,999	7,831	8,133	302	3.9%
1,500 - 4,999	2,816	3,344	528	18.8%

Social Media

FCB utilizes social media platforms such as Twitter, Snap Chat, Facebook, Instagram, and publishes relevant content that includes short videos about the beer, venue, business, and events. Yelp/Google/Facebook/Trip advisor will be monitored to manage brand reach and awareness and ratings on these platforms. FCB's total social media base as of June 10, 2017 was over 11 thousands fan, followers and friends. This is a strong following base on which the company will continue to add with each new event, new craft beer, new entertainment experience.

FCB is also active on Untappd, which tracks consumer beer drinking and gives recommendations on what else consumers should drink. Young people have the option to brag about the beers they've consumed that nobody else has. Several of their beers have maintained high marks in comparison to their competition.

Social Channel	# of Followers
Twitter	1,807
Facebook	7,016
Instagram	2,266
Total	**11,089**

Print Advertising

Large events require some print media to reach those who are not yet "in-the-know." FCB has established a solid street promo team, a group of super fans that walk the streets and promote our entertainment events and craft beers.

Community Outreach

FCB believes in giving back to the community. In fact FCB's initial investors and management team met through their active roles in the community. Caring and commitment to community is a key value to FCB as it is to the company's target market – millennials.

FCB has played a key role and been a founding member in:

- *Downtown Ale Trail* - Currently there are only two craft breweries downtown, however the founders of Ale Trail, FCB and Tioga Sequoia understand that density is important in creating a craft beer destination within our market. As such, we have contributed a significant amount of time to assist in the establishment of the Downtown Ale Trail which hopes to see an additional four breweries open up downtown. FCB believes that it is this scene, along with the budding tech

---

[23] Ibid.

scene, that will become the key resource for revitalizing Downtown Fresno.

- *Brew U* - In collaboration with Fresno State Downtown Center, FCB has founded and developed the curriculum for Brew University, a new public private partnership. FCB's goal is to educate the community about craft beer and ultimately see Fresno as not only a place we you can come to enjoy some of the finest craft beer but a place that you can come to learn how to make the finest craft beer. The culminating experience of our craft beer 101 class is a release of a collaboration beer brewed on FCB's commercial system with consult of the students. The first one was released on July 6, 2017 and featured a single hopped Huell Melon IPA.

- *Pints for a Purpose* - First in our series of 'Pints for a Purpose' is the Killwood IPA. What makes this beer different is that its namesake brings attention to the 100 million dead trees in our Southern Sierra Nevada's brought on by drought and Bark Beetle infestation. In an effort to be good stewards to our community, FCB chose Killwood IPA to assist in raising awareness of this issue.

- *Beer Grant* **–** FCB plans to donate a portion of every Killwood IPA sold to create a grant program to assist local homeowners remediate fallen trees on their properties. Falling trees is an expensive process sometimes averaging $300-$1,000 per tree, which is a cost most homeowners can't afford.

- *Use of Blue Stained Killwood* **-** With our beer raising funds for homeowners, inside the brewery our owners decided to redo our indoor bar and back wall utilizing Killwood extracted from Sierra National Forest. Our beautiful blue stained wall tells a story and provides a home for this amazing wood. This story has encouraged others to make use of the Killwood in their own projects, meeting FCB's mission to spread the word and be good stewards to our environment and community.

Building community and social purpose is a key value for FCB and our target market.

Local Media

The venue will keep content aggregators up-to-date on our event schedule. Local newspapers and websites dedicated to covering local activities will be updated on a regular basis. Press releases will be issued to keep the community apprised of significant events happening at FCB and the social issues FCB is in support of.

Musician Relations

FCB will establish and maintain close relationships with local musicians and outside promoters to encourage repeat business and ensure consistent relevant entertainment for its patrons. Delivering relevant entertainment options will remain the highest priority as they lead to higher foot traffic resulting in increased sales. This strategy allows us to maintain profitability in isolation of FCB's distribution objectives.

Super Fans

The company will leverage its close relationships with the most dedicated patrons. This will improve brand awareness and help to create an army of brand evangelists. Patrons will be encouraged to post pictures and videos of the venue's events to support the company's social media campaigns.

Purposeful Branding

FCB is focused on creating a lifestyle brand that more than just looks appealing to the eye on merchandise but one that has deep meaning for the owners, and the community we serve.



FCB's brand represents rebirth. **Rebirth of our brewery, our city, and our lives.**



The skull and hops also has its own individual identity. His name is Ernie and he embodies the brand. His name is likened to Ernst Eilert who ran one of the first breweries in Fresno, Fresno Brewing Co, which was built in 1900 (photo credit center Fresno Bee).



In addition to the deep rooted meaning and history on Ernie, he also looks really cool on merchandise.



****



FULL CIRCLE BREWING CO
OUR LOGO REPRESENTS THE Rebirth OF OUR CITY, OUR BREWERY, AND OUR LIVES. ERNIE BELIEVES TIME IS the most precious NON-RENEWABLE RESOURCE. TAKE THE TIME TO BRING IT FULL CIRCLE.
LIVE A LITTLE AND BE ENTERTAINED.
#BEERTAINMENT
CRISP. CLEAN.
AMERICAN ALE
BREWED IN THE HEART OF CALIFORNIA.
HOPS
MALT
COLOR
GOVERNMENT WARNING: (1) According to the Surgeon General, women should not drink alcoholic beverages during pregnancy because of the risk of birth defects. (2) Consumption of alcoholic beverages impairs your ability to drive a car or operate machinery, and may cause health problems.
BREWED AT 620 F STREET FRESNO
1 PINT
5.6% ALC/VOL
FULL CIRCLE BREWING CO
CLUSTER FUGGLE
AMERICAN ALE
OUR FLAGSHIP CREAM ALE IS LIKE AN ALE VERSION OF AN AMERICAN LAGER. BREWED WITH RICE AND CORN FOR A LIGHT BODY AND crisp FINISH. A TOUCH OF CLUSTER AND FUGGLE HOPS MAKES FOR A REFRESHINGLY BALANCED BREW perfect FOR A CALIFORNIA SUMMER.

FULL CIRCLE BREWING CO
JUICY
NORTH EASTERN IPA
IRRESPONSIBLY HOPPY
ABSOLUTELY REFRESHING
PERFECTLY HAZY
HOPS
MALT
COLOR
BREWED AT 620 F STREET FRESNO
1 PINT

Ernie will always have a presence on can labels and will be present at all of our entertainment venue events giving him more life. This capital raise will allow FCB to put more capital behind establishing the brand behind FCB and Ernie.

At this time, merchandise revenue does not produce meaningful numbers and have been excluded from our financial projections.

Distribution Strategy

Currently, FCB self-distributes (sells directly) to local restaurants, bars, and other retail locations from Fresno, CA to Bakersfield, CA. Wholesale revenue currently accounts for only 7% of total revenue due to capacity constraints. At this time, approximately 200 barrels (cans and kegs) are sold annually through this channel.

Once production capacity increases, FCB will engage the services of an outside distributor for markets outside of a 40 mile radius of its location. Prospective distribution partners include: Valley Wide Beverage Company, Donaghy Sales or other targeted craft beer distributors. Our ability to increase capacity is predicated on our ability to raise additional capital.

Distribution Channels

FCB has two primary distribution channels: Wholesale and Direct-to-Consumer (DTC).

Since inception, FCB has been a retail (tasting room) and entertainment venue, providing a destination for craft beer enthusiasts and entertainment goers. FCB will continue this history while amplifying the variety, quality, and consistency of the beer and the events.

Retail sales produce the highest dollar per Barrel (31 gallons) at $1200 per barrel. Comparatively, sales through the wholesale distribution channel averaged around $500 per barrel. Our current occupancy is restricted thus reducing the possibility of increased sales. Accordingly we have begun a greater effort to expand our wholesale distribution revenue as there are less upward limits to this channel.

Note: this is the first time FCB has focused on wholesale accounts in the last decade. We have received a tremendous reception by retailers in our local market.

Wholesale Channel.

Currently, the company self-distributes, meaning it sells its products directly to local restaurants, bars, hotels and other retail locations from Fresno, CA to Bakersfield, CA. Due to capacity constraints wholesale revenue accounts for less than 7% of total revenue. At this time, approximately 100 barrels (cans and kegs) of product annually are being sold through this channel. Our gross margin on wholesale revenue is 50% with added volume FCB will work to be on par with our peer group at 64.25%.[24]

There are fourteen wholesale accounts representing 7% of sales. Average monthly sales for this channel is $4,000, and has primarily been to specialty craft locations. We average four new accounts each month. Our plan is to continue to add new accounts throughout our market including: grocery chains, restaurants and liquor stores. As production capabilities increase, we will be positioned to seek additional wholesale accounts and leverage a third-party strategic distribution partners to fulfill accounts outside a 40 mile radius. In fact, FCB has already been approached by distributors to become its their distribution partner.

DTC Channel.

We are projected to sell 500 barrels of product this year via DTC at the brewery. Average weekly sales through this channel is $5,500. During our events, product sales can increase dramatically to an average of $5,000 per day for local entertainment to $15,000 per day for larger events with featured artist, such as P.O.D, Bone Thugs n Harmony, and Alien Ant Farm.

Company Overview

Legal Structure, Licensing, Regulation and Location

Legal Structure
Full Circle Brewing Co. Ltd. LLC is a California limited liability company formed in May 1998. The Articles of Organization were amended in January 2017 to reflect the ownership change and again in August 2017 to reflect further ownership changes.

Licensing
The company maintains a Type 23 small beer manufacture license. The Type 23 license permits FCB to produce up to 60,000 barrels of craft beer annually.

Regulation
FCB is regulated by the ABC (Alcohol Beverage Control) and TTB (Alcohol and Tobacco Tax and Trade Bureau). FCB is required to file a Quarterly Brewers report, pay quarterly sales and excise tax, and is subject to inspections throughout the year.

Location and Seating Capacity
FCB is located at 620 F Street in Downtown Fresno's Chinatown district right off CA Highway 99, within 1 mile of highway 41, and within walking distance from the Fresno Grizzle's AAA baseball team, and the developing California Hub of the High Speed Rail. The property includes an 8,700 square foot building

---

[24] Sageworks Industry Data 312120 Breweries information for the past twelve months.

and approximately 15,000 square foot outdoor arena.

Our current in-door seating capacity is under 100 and the space is minimally temperature controlled, which limits its period of operation throughout the year. We are in the process of expanding the indoor seating capacity to 263, which is allowed under current fire safety regulation with the addition of a new fire detection system (smoke alarms). The cost of this system is approximately $12,000 - $15,000 which the Company will pay for through proceeds of this capital raise. FCB will have 16 months from the date of increased seating capacity to install fire sprinklers and be in compliance with the fire safety regulations.

Outdoor capacity is 1,000 to 1,600 which enables FCB to expand revenue opportunities during event and entertainment activities. FCB's outdoor venue capacity has put them on the map, and they regularly receive inquiries from major talent bookers, promoters, and artist alike.

Management believes with additional investment, FCB can realize its full potential by expanding its indoor and outdoor occupancy to 500 and 2,000 respectively.

Hours of Operation

FCB is open Wednesday and Thursday, 4:00pm – 11:00pm; Friday and Saturday noon – 11:00pm and Sunday, noon – 6:00pm. We are currently closed Monday-Tuesday Business for deep cleaning and brewing.

Management, Investors and Advisors

FCB's management and investor team includes Fresno-based experienced business professionals who are passionate about bringing quality beer-serving and entertainment experience to their community. They possess complementary skills and bring unparalleled business acumen, backed by decades of success.

Management Investors

Arthur Moye, Chief Executive Officer. Serial entrepreneur, CPA, and home brewer. Arthur brings over 15 years of consulting and small business management experience to FCB. Arthur has held leadership positions throughout his career often holding both the CEO and CFO role in established and start-up companies. He has also served as President CalCPA, Vice President Risk Management Association, and Treasurer for several local non-profits.

As a CPA he has worked with both local companies, as well as national clientele such as Beam Wine Estates, Sanrio, Black Angus, Foster Dairy Farms, and the Raisin Administration Committee.   He has been recognized as 40u40 by the Business Street, successfully completed the SBA Emerging Leaders program, and worked for two of the largest accounting & consulting firms PriceWaterhouseCoopers and Deloitte. He brings his ability to assemble top performing teams to the table.   Arthur earned his Bachelors of Science, Accounting from San Jose State University and is a Certified Public Accountant.

Jacob Iest, Chief Financial Officer.   CEO and managing member of a family owned dairy farm with 10,000 head of cattle, Jacob has 10+ years' experience in all aspects of operating a large organization, including strategic planning, financial and vendor management and human resources. Jacob is also an experienced real estate investor.

Jacob has been a Council member on the Dairy Farmers of America 10,000 cattle farm since 2017, a 2008 Peace Corps volunteer, a philanthropist member of NextGen Fresno and a Downtown Fresno supporter.

Jacob earned his Master's Degree in Applied Economics from Purdue University and Bachelor of Science degrees in Business and French from Fresno State University. He has used his background to bring financial modeling, activity based costing, lease vs buy analysis, and capital acquisition analysis to the table. He has become a competitive advantage to FCB.

Adrian Barrera, Brewery Operations Manager. Adrian has more than 10 years of experience in the brewing industry holding head brewer and director of brewery operations titles. He has worked for major breweries across the state and country, and has significant experience in taking entry level breweries to full scale production breweries. *Previously worked for Kern River Brewing.*

Skip Tuttle, Sales Manager. Skip has been in the craft beer industry for the more than 10 years and was the integral force to growing several craft brands throughout the Central Valley. His connecting spirit is well known in the craft beer community. *Previously Worked for Tiago Sequoia Brewing Company.*

Tully Huffaker, Event Booker and Promoter. Tully has been orchestrating music events since he was 16, and has had a major impact on the music scene in the Central Valley. He has booked shows from a few hundred to thousands of patrons. *Previously he worked for Fulton 55, a local entertainment venue.*

Nate Johns, Venue Operations Manager. Nate has spent more than 10 years as a produce manager at Food for Less. He is an essential element in the day to day operations of the venue and is the front lines for ensuring customer and artist satisfaction at the venue.

Investor Advisors

Derek Frank, Sales Strategy/Investor. Derek is the General Manager of the Fresno Grizzlies Baseball team and has been with the organization since 2007. He was recognized as Manager of the Year by minor league baseball, and is responsible for creating unique venue and branding opportunities which led to more than $1 million in additional team revenues. He advises FCB on marketing strategy, millennial outreach and collaborations with performers, promoters, and food trucks throughout the Central Valley.

Derek earned his Bachelors of Arts, Mass Communications and Journalism, Public Relations from California State University, Fresno.

Gary Winter, In-house Counsel/Investor. As managing partner of Lawvex Corporation, Gary bring 20 years small business legal expertise to FCB. He has advised hundreds of families, business owners and real estate owners as a transactional attorney. He has formed and advised owners and investors in a variety of capacities from investor matters to commercial real estate activities. Gary specializes in creating estate plans and business succession plans. He has been involved with FCB since August 22, 2016.

Gary earned a Bachelor's of Science, Aeronautics from Saint Louis University and his Juris Doctorate with Distinction, Law from San Joaquin College of Law.

Cassidy Jakovickas, CPA/Investor. Bringing more than 10 years' experience in tax planning, financial statement preparation, QuickBooks consulting and setup, advanced personal and business tax planning and preparation, Enterprise Zone consulting, Cassidy also provides business consulting and management reporting to small businesses and family offices. Cassidy began his career in the audit department at Deloitte.

He currently serves as Treasurer of Leadership Fresno as well as a member of the Audit Committee for the Fresno Athletic Corporation. Cassidy earned his Bachelors of Science, Business Administration – Accounting, from Fresno State University.

LaTricia Adkins/Investor. A seasoned business professional and entrepreneur, LaTricia runs a local Rocky Mountain Chocolate Factory and has increased revenue nearly 300% in three years. LaTricia earned a Bachelor of Science, Business Administration – Management from Missouri Western State University.

Joe Denham/Investor. As the Vice President of Sales and Marketing at family-owned Denham Resources, Joe brings expertise in the areas of staffing, recruiting and human resources consulting. He specializes in strategic planning, customer services, sales and marketing and business development.

Sarah Moffatt/Investor. Sarah has served as a field representative for U.S. Senator Diane Feinstein for the past 15 years. In her capacity, she covers sixteen counties for the Senator on issues ranging from Education and Healthcare to Veterans Issues and Homelessness. She spends a great deal of time researching various issues throughout these sixteen counties and was recently named to the Senators water team to study the effects of the drought on Valley communities.

Sarah is the Chairman of the Board for the Downtown Fresno Foundation as well as a member of the Board of Directors for Fresno Sisters Cities International (City of Veronica, Italy). She serves as Chair of Marketing/Promotions and Ad Hoc Committee for Community Service and Outreach for the Fresno Grizzlies Advisory Board and a member of the board of Fresno's Leading Young Professionals.

A social entrepreneur and business professional recognized as Business Street Online "40 Under 40". She assists FCB with PR and community outreach.

Diego Arambula/Investor. As an entrepreneur-in-residence at GO Public Schools, Diego's expertise is educational technology, public speaking, staff development and community outreach.

He earned his Bachelors of Political Science and Government from Harvard University and his Master's degree in Education from Stanford University.

Financial Plan

Business Model.

FCB's derives its revenues through beer sales (wholesale and direct-to-consumer), venue rentals, merchandise sales and food catering revenue share agreements. Beer sales currently represent 99% of the company's revenue. All other revenue sources are minimal at this time.

Currently the venue is available for rent during the holiday season only. Prospective organizations FCB will target for parties and company functions include: professional service firms, and other organizations looking for a venue space.

Historical Performance.

Effective August 22, 2016, the new owners under the stewardship of Arthur Moye, acquired FCB's operations. As such, the remainder of 2016 was a year of transition from the previous to the new ownership. The focus was on equipment acquisition and installation, building renovation and recruiting an A-team of experienced industry professionals.

The company achieved break-even for the period January 1, 2017 through June 30, 2017 by generating a nominal profit of $85. FCB reported total revenue from operations of $167,849 and other income from NEO reimbursement of $26,867. Cost of goods sold was $49,811 producing gross profit of $118,038 or 70%.

This performance represents a 452% increase for the same period prior year. Total expenses for the period ended June 30, 2017 were $144,820.

FCB reported $76,142 in losses in 2016, from total revenue $82,811 and $137,842 in total expenses. Expenses were up $79,877 year-over-year, with labor, maintenance, rent and depreciation of capital equipment representing 67% of the expense increase.

The company projects revenue to grow to $400,000 by December 31, 2017, which would represent a 383% increase year-over-year. It is anticipated FCB will generate a nominal profit in 2017 and will be positioned for explosive growth in 2018 and beyond.

Full Circle Brewing Co. Ltd, LLC
Statement of Income
for the Six Months Ended June 30, 2017 and
Years Ended December 31, 2016 and 2015

	Jun-17	2016	2015
INCOME			
Sales	$ 165,782	$ 75,991	$ 62,067
Other Income	4,160	7,296	6,984
(Discounts & Allowances)	(2,093)	(561)	-
TOTAL INCOME	167,849	82,726	69,051
COST OF GOODS SOLD			
Labor	22,045	2,407	-
Materials	23,307	14,382	4,973
Supplies	4,459	4,237	3,597
TOTAL COST OF GOODS SOLD	49,811	21,026	8,570
GROSS MARGIN	118,038	61,700	60,481
GROSS MARGIN RATIO	70%	75%	88%
EXPENSES			
Advertising	11,192	9,869	654
Amortization	-	419	-
Automobile	149	-	254
Commissions	5,791	-	-
Computer & IT	3,172	-	-
Contract Labor	3,279	-	-
Depreciation	-	19,209	936
Donations & Sponsorships	1,368	-	-
Dues & Subscriptions	584	825	315
Education & Training	351	-	-
Insurance	4,257	7,008	1,461
Interest	5,273	2,566	-
Licenses & Permits	3,798	2,267	1,805
Marketing	1,361	-	-
Meals & Entertainment	464	1,652	-
Merchant Fees & Bank Charges	2,516	1,413	129
Miscellaneous	63	710	-
Office	4,990	7,623	3,723
Payroll Taxes Service	4,694		
Postage & Shipping	589	-	-
Professional Fees	7,741	-	-
Rent - Lease	16,074	29,996	20,166
Rent - Personal Property	4,275	-	-
Repairs & Maintenance	3,248	10,510	2,375
Salaries & Wages & Taxes	33,539	17,051	-
Supplies	10,827	6,836	2,697
Taxes	2,324	5,613	7,283
Travel	1,186	1,746	337
Utilities	11,715	12,529	15,830
TOTAL EXPENSES	144,820	137,842	57,965
OTHER INCOME			
NEO Wage Reimbursement	26,867		
NET INCOME	$ 85	$ (76,142)	$ 2,516

CPA reviewed financials for the periods ended December 31, 2015 and 2016.

Industry Financial Performance Comparison[25].

In a target group of 360 breweries (nationally) with annual sales less than $1 million over the last five years, gross profit margin ratio was 59.67% compared to FCB's gross profit margin of 70%. In smaller target groups (53 and 50, respectively), gross profit margin increased to 67.38% in 2016 and 54.28% for the past rolling 12 months ended March 31, 2017.

Peer group sales growth over the last five years (114 breweries), was 5.01% and 28.16%, 39.26% and 39.06%, respectively for 2015, 2016 and 2017. This compares to FCB's short term growth of 20% from 2015 to 2016 and 103% growth from December 31, 2016 to June 30, 2017.

For more information about industry peer financial performance, please refer to Appendix A of this business plan.

Financial Projections

The company derives its revenue from one primary source and several ancillary sources: beer sales, event rental fees, ticket sales, merchandising and catering revenue sharing agreements. Venue rental fees, ticket sales and merchandise, such as tee-shirts and hats represent a small level of revenue and are not considered in these projections.

Revenue Growth. We project FCB will generate revenue $400,000 in 2017, a 384% over 2016 and a 138% increase from June 30, 2017. This is due primarily to three factors: 1) renewed focus on production and sales with higher capacity equipment; 2) establishing a regional wholesale distribution strategy and 3) marketing and events efforts.

With increased capacity and the opportunity to attract strategic distribution partners, we project revenues to increase 155% in 2018, 50% in Year 2 and 40% in Year 3. This annual increase compares to peer growth of 39.06% over the past 12 months and 35% over the past 5 years.

Gross Profit Margin. FCB's gross profit margin will continue at 70% compared to industry peer group of 64.28%, is primarily due to strategic supplier relationships lean and efficient brewing staff.

Expenses. Expenses are divided into three categories, cost of goods sold, operating expenses and depreciation (non-cash expense) and finance expense.

Cost of Goods Sold (COGS). COGS include raw materials to produce our beer and ciders, such as hops and gains, processing supplies, taxes and labor. We expect we would be on par with peer performance of 35.71% for the last 12 months[26].

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[25] Ibid.

[26] Sageworks Industry Data 312120 Breweries information for the past five years.

Financial Projections
Year 1 – Year 3

Revenue	Year 1		Year 2		Year 3	
Current Annual Brew	600,000		900,000		1,260,000	
Draft Accounts (1/6B)	200,000		300,000		420,000	
Cases ($/24 cans)	218,750		328,125		459,375	
Total Revenue	**$1,018,750**	**100%**	**$1,528,125**	**100%**	**$2,139,375**	**100%**
Cost of Goods Sold	**$360,625**		**$523,438**		**$712,813**	
Total Cost of Goods Sold	**360,625**	**35%**	**523,438**	**34%**	**712,813**	**0**
Gross Margin	658,125	65%	1,004,687	66%	1,426,562	67%
Payroll	304,834		364,052		445,149	
Operating Expenses						
Advertising	12,000		18,000		27,000	
Car and Truck Expenses	500		500		500	
Commissions and Fees	47,500		76,406		106,969	
Insurance (other than health)	6,000		6,300		6,930	
Legal and Professional Services	12,000		12,360		12,731	
Licenses	2,000		2,000		2,000	
Office Expense	1,800		1,854		1,910	
Rent or Lease -- Vehicles, Machinery, Equipment	12,000		12,240		12,485	
Rent or Lease -- Other Business Property	42,000		42,000		42,000	
Repairs and Maintenance	6,000		6,600		7,260	
Supplies	1,600		1,760		1,936	
Travel, Meals and Entertainment	24,000		25,200		26,460	
Utilities	24,000		30,000		42,000	
Miscellaneous	12,000		13,200		14,520	
Total Operating Expenses	**$203,400**	**20%**	**$248,420**	**16%**	**$304,700**	**14%**
Income (Before Other Expenses)	**$149,891**	**15%**	**$392,216**	**26%**	**$676,714**	**32%**
Other Expenses						
Amortized Start-up Expenses	-		-		-	
Depreciation	111,429		111,429		111,429	
Commercial Loan	6,359		5,540		4,671	
Vehicle Loans	1,076		795		496	
Total Other Expenses	**$118,863**	**12%**	**$117,763**	**8%**	**$116,595**	**5%**
Net Income Before Income Tax	**$31,028**		**$274,452**		**$560,118**	
Income Tax	$6,522		$55,247		$112,224	
Net Income/Loss	**$24,505**	**2%**	**$219,206**	**14%**	**$447,894**	**21%**

Operating Expenses. Operating expenses include rent, marketing, payroll (outside of product production costs), repairs and maintenance, supplies, insurance, utilities and professional services. FCB's operating expenses are approximately 50% of gross revenue in Year 1 and decline to 40% and 35% in Year 2 and Year 3, respectively as revenues increase without the corresponding rate of increase in operational expenses.

Rent/Lease Expense. On June 20, 2016, FCB entered into a long-term lease agreement with 620 F Street, LLC, a California limited liability company, which entity has common ownership as FCB. The lease term is for 10 years, expiring on June 30, 2026. There are scheduled increases between 7% and 9% every couple of years. Rent payments represent 8% of Total Operating Expense. This expense also includes an allowance for property taxes.

Months	Monthly Payment	Annual Payment	% Increase
1 - 7	$ 2,200	$ 26,400	9%
8 - 31	$ 2,400	$ 28,800	8%
32 - 55	$ 2,600	$ 31,200	8%
56 - 80	$ 2,800	$ 33,600	7%
81 - 105	$ 3,000	$ 36,000	7%
106 - 120	$ 3,200	$ 38,400	

Commission/Fees. The second most significant cost of operations is Commissions/Fees. These fees pertain to the sales of beer and promotion of the venue. Commission/Fees represent 9% of Total Operating Expense. This level of expense is expected to continue.

Operating Expenses. Overhead or General Selling and Administration expenses are 50% of revenue verses industry peer group of 60.48%. This variance from industry is explained in part by FCB's use of New Employment Opportunities Program (See Tax Credits below), and the lower commercial lease rate due to being located in an industrial area within Fresno California which on average has significantly lower lease rates in comparison to other major cities.

Depreciation and Finance Expense. Depreciation and finance expense represent approximately 20% of gross revenue and include business and equipment loan payments as well as non-cash depreciation expense on capital equipment. These projections anticipate approximately $500,000 of capital costs (tenant improvements and brew equipment) purchased through proceeds of this raise. We assume a ten year amortization period.

Tax Credits

FCB takes advantage of several different state tax exemption and wage reimbursement programs:

- **California Manufactures Sales Tax Exemption. (MSTE)** Beginning July 1, 2014, manufactures and certain research and developers may qualify for a partial sales and use tax exemption on certain manufacturing and research and development equipment purchases and leases.

- **Work Opportunity Tax Credit (WOTC).** Recently retroactively reauthorized from January 1, 2015 through December 31, 2019, the WOTC has two goals: to promote the hiring of individuals who qualify as members of a target group and to provide federal tax credit to employers who hire these individuals.

- **Research and Development Credits (R&D).** The State of California's R&D Credit reduces income or franchise tax. Companies qualify for the credit if they paid or incurred qualified research expenses while conducting qualified research in California. The tax benefit is equal to 15% of the excess of current year research expenditures over the computed based (minimum of 50% of current year research expense[27]). This credit is claimed on the return for the taxable year the qualified expenses were incurred.

- **Qualified research.** FCB intends to apply for the R&D credit under the following activity: recipe development Qualified research expenses include: wages, supplies and contract research (amounts paid to non-employees) to perform qualified research.

- **New Employment Opportunities Program (NEO)**. This program is delivered by the County of Fresno Economic Development Corporation. The NEO program is a wage reimbursement incentive available to qualified employers hiring Fresno County residents for full-time positions. For the six months ended June 30, 2017, FCB received $26,867 in NEO reimbursement.

  Participation in this opportunity has allowed FCB to quickly fill bar, promotion, and maintenance openings with qualified hires and to optimize company's payroll. Full Circle was able to provide full-time employment to local residents and begin its operations in an efficient manner.

Use of Proceeds

Full Circle Brewing Co. is seeking to raise up to $1 million in growth capital for building upgrades, expand storage and fermentation capacity, sales and marketing to support business growth. For a full detail of how we intend to invest your investment, please refer to Appendix B.

Description	Amount	% of Raise
Building Improvements	236,000	24%
Brew Equipment & Brew House Remodel	424,500	42%
Marketing	14,591	1%
Personnel	82,500	8%
Inventory & Security Equipment	24,500	2%
Contingencies	78,209	8%
Costs of Raise	139,700	14%
Total Use of Proceeds	**1,000,000**	**100%**

Building Upgrades. If the maximum raise is achieved, we will complete essential enhancements to increasing facility occupancy and expanding craft beer offerings. We will seek additional bank debt financing to bridge any capitalization gap subsequent to the raise. Bank debt will be prioritize towards building improvements include sprinklers, AC/heating to control temperature, electrical rebalancing, new lighting fixtures, new bar top, murals on walls, updated stage and sound system, sound dampening features, tables, chairs, epoxy floor, outdoor bar element and aluminum event seating.

Expand Storage and Fermentation Capacity. Capital equipment we plan to acquire to increase brewing and storage capacity include: Mash tun (used in the **mashing** process to convert the starches in crushed grains into sugars for fermentation), brew kettle, fermenter, glycol machine and more. See "Use of Proceeds" for a complete list of equipment to be acquired through proceeds of this capital raise.

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[27] https://www.ftb.ca.gov/forms/misc/1082.pdf

Sales and Marketing.   The company requires a new website, web marketing, and a distribution equipment.

Personnel.   To support the company's growth plans, FCB will need to hire up to six new employees including a general manager, sales manager, promotional support, bar manager, additional
 brewer and administration support.

Exit Strategy

Management has identified several exit opportunities for investors including, distributions through cash flow, membership unit repurchase program, proceeds of a future capital raise and sale of the company.

Appendix A – Sageworks Industry Data

312120 Breweries

Appendix B – Use of Proceeds

	Scenario 1 If Target Amount Sold	Scenario 2 If Maximum Amount Sold
Total Proceeds	100,000	$1,000,000
Less: Offering Expenses		
(A) Broker-Dealer	10,000	100,000
(B) Other Consulting Fees	15,000	36,200
(C) Escrow	0	3,500
Net Proceeds	**75,000**	**860,300**
Building Improvements	7,046	236,000
Brew Equipment & Brew House Remodel	27,500	424,500
Marketing	15,000	14,591
Inventory & Security Equipment	20,000	24,500
Personnel	0	82,500
Contingencies	5,455	78,209
Total	**75,000**	**860,300**

End of Exhibit B